02037358

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: **0-30204**

PE
5-1-02

For the Month of May, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

PROCESSED
JUN 1 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: May 22, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

THOMSON FINANCIAL

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Internet Initiative Japan Inc.
Junko Higasa
Investor Relations/Media Relations
E-mail: ir@iij.ad.jp
Phone: 81-3-5259-6500

CONTACT IN THE UNITED STATES
Thomson Financial / Carson
Mami Ogawa
Investor Relations
E-mail: mami.ogawa@tfn.com
Phone: 212-701-1824

IIJ 4th Quarter and Fiscal Year 2001 Conference Call to be Broadcasted Over the Internet

New York, May 8, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and Internet-related services providers, announced today that it will release its financial results for the fourth quarter and fiscal year 2001 ended March 31, 2002 on Tuesday, May 21, 2002 (EDT). In conjunction with this release, IIJ will host a conference call on the following day, which will be simultaneously broadcasted over the Internet. Yasuhiro Nishi, Chief Financial Officer, will host the call.

Wednesday, May 22, 2002

United States:
9:00 AM Eastern Time
8:00 AM Central Time
7:00 AM Mountain Time
6:00 AM Pacific Time

Japan:
10:00 PM Standard Time

Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at www.iij.ad.jp, or through the Vcall website located at www.vcall.com. Please allow 15 minutes prior to the call to visit the sites, and download and install any necessary audio software. A replay will be available on the IIJ and Vcall websites for 90 days following the live call.

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider, targeting mainly high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan, as well as between Japan and the United States. IIJ and its group companies provide total solutions, including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

###

EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ and NESIC Enter Tie-up for Packaged-type Network Services Targeting SMEs

TOKYO, May 20, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) and NEC System Integration and Construction, Ltd. ("NESIC") today announced that they entered tie-up agreement to promote sales of packaged-type network services for small and medium enterprises (SMEs). As the first series of the collaboration, NESIC will today launch "B2 ONE" service, a packaged Internet service combining IIJ's Internet connectivity and its original router "SEIL/neu" with NESIC's comprehensive customer support on a round-the-clock basis. The new service utilizes FLET'S ADSL and BFLET'S access lines, while eliminating the complex and burdensome process of end users having to arrange separately for access lines, Internet connectivity and other settings by themselves.

"We anticipates a synergetic effect between IIJ's quality-focused network service and NESIC's attentive end user support that covers a wide area of the Japanese SME market," said Koichi Suzuki, President and CEO of IIJ. "For IIJ's revenues, it is expected to contribute to two categories namely Dedicated access services and Equipment sales."

IIJ and NESIC together plan on releasing a second collaborated service, a SME-oriented Internet VPN service, by this summer 2002.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About NESIC
NEC System Integration & Construction, Ltd. (NESIC) was established in 1953 to construct telecommunications, broadcasting and related facilities made by NEC. A global organization, NESIC has assisted in developing network infrastructures in more than 150 countries and regions worldwide. And as a core member of the NEC Group, NESIC is a leading provider in Japan of solutions for telecommunications and information networks. NESIC adopted its current corporate name in 1980, and listed its shares on the first section of the Tokyo Stock Exchange in 1992. Presently, NESIC ranks among Japan's foremost providers of solutions for telecommunications and information networks. Activities cover many fields: every step from the structuring of networks through their operation and maintenance as well as the upgrading and expansion of various network-related systems. These services are extended from a network of 53 bases in Japan and 8 in other countries.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 3

For Immediate Release

IIJ
Internet Initiative Japan

THOMSON

CONTACT IN JAPAN
Internet Initiative Japan Inc.
Junko Higasa
Investor Relations/Media Relations
ir@iij.ad.jp
81-3-5259-6500

CONTACT IN THE UNITED STATES
Thomson Financial
Mami Ogawa
Investor Relations
mami.ogawa@tfn.com
212-701-1824

IIJ Achieves 25.2% Revenue Growth and Positive Operating Income for the Fiscal Year Ended March 31, 2002

-- Fourth quarter results beat revenue target --

Tokyo and New York, May 21, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 4th quarter ended March 31, 2002. On May 22 at 9:00am (EDT), the Company will host a conference call, which will be simultaneously webcasted at www.vcall.com. Replay will also be available at the same URL.

The 4th Quarter of FY2001 Results Summary

- Total revenues were JPY12.1 billion, an increase of 31.6% from 4Q00 and an increase of 21.9% from 3Q01, which was above the expected range of JPY10.5 billion to JPY11.0 billion. This strong growth was primarily due to the successful execution of IIJ's total network solutions strategy targeting the Japanese corporate market.
- The Company improved its operating income to JPY186 million, versus a loss of JPY394 million in 4Q00 and a profit of JPY151 million in 3Q01. Operating margin was 1.5%, compared with negative 4.3% in 4Q00 and 1.5% in 3Q01. EBITDA(*) also continued to improve to JPY968 million by 228% from 4Q00 and by 7% from 3Q01. Operating income and EBITDA results were within the ranges of the Company's targets for the 4th quarter.
- For the full fiscal 2001year, total revenues increased to JPY39.9 billion, a 25.2% increase from the full fiscal 2000 year. As expected, operating income turned to positive on a full year fiscal basis to JPY54 million.
- For the first quarter of fiscal year 2002, IIJ expects total revenues to be between JPY9.0 billion and JPY9.5 billion, which is below that of the fourth quarter due to anticipated seasonality(**) in the Systems Integration (SI) business. Also, IIJ expects an operating loss in the first quarter, which reflects the anticipated lower revenues, as well as the typical higher costs in human resources primarily associated with annual recruiting activity. The anticipated operating loss is expected to be temporary, and is expected to return to a positive level in the second quarter.
- For the first half of fiscal 2002, IIJ expects total revenues to grow by more than 15% from the first half of fiscal 2001.

(*) EBITDA represents operating income (loss) before deducting depreciation and amortization.
(**) The SI business is seasonally stronger in 2Q and 4Q, as companies in Japan typically make large investments in or around September and March before they close their semiannual and annual budgetary cycles.

Overview and Business Outlook

Overview of the 4Q results and full fiscal 2001 year

"The strong results of the full fiscal 2001 year mark a milestone for IIJ, proving our commitment to strong growth and positive operating income," said Koichi Suzuki, President and CEO of IIJ. "This fiscal year, as part of our total network solutions strategy, we introduced more than 30 new services, most of which relate to broadband connectivity, managed security systems and various outsourcing services at Internet data centers. IIJ's solid performance reflects our market initiatives against a changing and growing environment. In turn, we have been able to successfully capitalize on the demand for broadband and new network systems in the Japanese corporate marketplace, despite the weakness of the overall economy."

"The robust revenue growth in the fourth quarter was mainly driven by strong performance in the SI business, where SI revenues increased by 70.6% from 4Q00 and by 57.2% from 3Q01," said Yasuhiro Nishi, CFO of IIJ. "On the cost side, international backbone costs further declined, resulting in a significant reduction for the full 2001 fiscal year of more than half that of the previous fiscal year. As a result of IIJ's solid revenue growth and cost containment initiatives, we realized both positive operating income and EBITDA for the fourth quarter and full fiscal 2001 year."

Business Outlook for fiscal 2002 --- Industry Landscape

The network infrastructure industry in Japan continues to be driven by the broadband boom. According to the Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT), the number of ADSL subscribers reached 2.7 million at the end of April 2002, a significant increase from 0.1 million subscribers in April 2001. CATV Internet users reached 1.5 million in March 2002 from 0.8 million in March 2001. The FTTH access market is also becoming increasingly competitive, benefiting end users in Japan by enabling them to utilize faster last mile access than ADSL lines. As of March 2002, the number of FTTH subscribers was 26,400. Currently this broadband user ratio is approximately 10% of total Internet users in Japan, but the ratio is expected to increase to more than 20% in Japan at the end of March 2003.

In the corporate market within Japan, demand for network restructuring remains strong. In addition to upgrading corporate networks to higher bandwidth, companies have started establishing new digital information platforms that connect offices, stores and customers throughout the country with cost-effective access lines, such as ADSL. According to a survey of IDG Japan, Japanese companies continue to indicate that they are likely to increase their IT investments, including network systems (WAN and LAN), security systems, storage systems, and outsourcing services for operation and maintenance.

Business Outlook for fiscal 2002 --- IIJ Strategy

For fiscal 2002, IIJ's main focus is on the enterprise network market, targeting high-end corporate customers with new information strategies. In order to effectively compete within this market, IIJ continues to enhance its total network solutions strategy, specifically by: 1) further integrating new generation network services of its 37.9% affiliate, Crosswave Communications ("Crosswave", Nasdaq: CWCI), 2) strengthening its SI services lineup for enterprise solutions, and 3) enhancing its network support business, which include 24-7 operation management and monitoring services. Such management services can be coordinated between IIJ and the customer by installing IIJ's managed router "SEIL" at customer premises, while employing IIJ's Internet data center facilities as a hub of various network services.

As a central part of its broadband strategy, IIJ launched its CDN (Content Delivery Network) business in April 2002, which IIJ expects to eventually bring the industry's structural change by leveraging the scalability of the IIJ group's network infrastructure and operational expertise in large-scale networking. Although the CDN platform is not yet available for end-use consumers, IIJ has already acquired large contracts from corporate customers who intend to utilize the CDN platform as their strategic information platform for full-scale broadband content transmission. The CDN business is expected to drive revenue growth for the Company in many areas, such as connectivity services for OEMs, Internet data center and systems integration services for broadband content transmission.

IIJ expects to open two large-scale Internet data centers at Yokohama and Saitama in 2003, allowing the Company to execute its total solutions strategy in a more scalable and price-competitive manner.

Forecasted financial performance for the first quarter and the first half of fiscal 2002

For the first quarter of fiscal 2002, IIJ expects total revenues to be between JPY9.0 billion and JPY9.5 billion. While reflecting the typical seasonality of the SI business in the first quarter, revenues are still expected to increase from 1Q01 by 8.0% to 14.0%. IIJ also expects to report a slightly negative operating loss for the quarter as a result of the characteristically weaker revenue stream, and higher human resources costs primarily associated with annual recruiting activity. The anticipated operating loss is expected to be temporary, and is expected to return to a positive level in the second quarter. EBITDA is expected to remain positive.

For the first half of fiscal 2002, IIJ expects total revenues to grow by more than 15% from the first half of fiscal 2001.

Status of Overview and Business Outlook

This Overview and Business Outlook contains forward-looking statements and projections that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F or Form 6-K as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp) but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 1Q02 earnings release, presently scheduled for August 13, 2002. In conjunction with the 4Q01 earnings announcement, IIJ will hold a webcasted conference made available to the public for listening over the Company's website.

The 4th Quarter of FY2001 Operating Highlights

Ten New Service Developments under the Total Network Solutions Approach

In 4Q01, as part of its total network solutions, IIJ and its group companies launched 8 new services for the corporate market, namely two connectivity services, three security services, two hosting services, and the network management solution "Omnibus." For the individual market, IIJ launched two network services under the IIJmio brand.

Network Infrastructure and Internet Data Center Development

In 4Q01, IIJ upgraded four domestic backbone networks, one of which being a new link to JPNAP, the Internet eXchange point operated by IIJ's 26.0% affiliate Internet Multifeed. Also in this quarter, IIJ upgraded its Japan-US backbone network from 1.8Gbps to 2.25Gbps.

IIJ America, IIJ's 90.3% subsidiary, strengthened its U.S. backbone, enhancing its network stability for customers of IIJ America and other IIJ Group customers. The upgrade included establishing a new POP in Ashburn, Virginia, a focal point for Internet traffic in the U.S., and new links between the new POP in Ashburn and IXs (Internet eXchange points), such as Equinix GigE Exchange and MAE-EAST ATM.

The 4th Quarter of FY2001 Financial Results

Revenues

Revenues in 4Q01 totaled JPY12,110 million, up 31.6% compared with 4Q00, and up 21.9% compared with 3Q01.

Connectivity services and value-added services revenues increased 9.3% from 4Q00 to JPY5,844 million in 4Q01, and grew by 4.1% from 3Q01.

Dedicated access services increased 1.0% from 4Q00 to JPY3,386 million in 4Q01, and were up 1.4% from 3Q01. The modest growth of dedicated access services was mainly a result of a customer shift to data center connectivity services. IIJ DSL/F service increased rapidly, which offset a decline in the IIJ Economy service.

Dial-up access service decreased 18.3% from 4Q00 to JPY844 million in 4Q01, and declined 4.5% from 3Q01. These declines were primarily due to the decrease in conventional dial-up services revenues and IIJ4U revenues. The decrease in IIJ4U revenues was due not only to the decrease in the number of subscribers, but also to a shift towards the lower-end IIJ4U fixed price service by users of NTT's Flet's service.

Value-added services increased 54.5% from 4Q00 to JPY1,081 million in 4Q01, and by 6.6% from 3Q01. The year-over-year increase was mainly due to steady revenue growth of Data center services.

Systems integration services revenues increased 70.6% from 4Q00 to JPY5,332 million in 4Q01, and by 57.2% from 3Q00.

Table 1. Number of Contracts

Internet Access Services	**4Q01**	3Q01	4Q00
IP Service 64kbps – 128kbps	**142**	176	295
192kbps – 768kbps	**42**	46	80
1Mbps – 2Mbps	**270**	269	240
3Mbps – 1.2Gbps	**156**	131	111
IIJ FiberAcess/F(1)	**73**	25	n/a
IIJ Ethernet Standard(2)	**2**	0	n/a
IIJ T1 Standard 1.5Mbps	**667**	681	575
Total IP Service	**1,352**	1,328	1,301
IIJ Economy 64kbps – 128kbps	**921**	1,060	1,295
IIJ DSL/F(3) Maximum 1.5Mbps	**1,237**	750	n/a
Total Dedicated Access Services Contracts	**3,510**	3,138	2,596

(1) IIJ FiberAccess/F is a new service launched in August 2001.
(2) IIJ Ethernet Standard is a new service launched in December 2001.
(3) IIJ DSL/F is a new service launched in May 2001.

IIJ4U (dialup services for individuals)	**89,213**	91,924	95,273
Others	**171,363**	114,676	66,857
Total Dial-up Access Services Contracts	**260,576**	206,600	162,130

Total Data Center Services Contracts	**138**	127	113

Table 2. Revenue Breakdown in Dedicated Access Services (JPY in millions)

	4Q01	3Q01	4Q00
Total IP Service *(IP Service, IIJ T1 Standard, and IIJ FiberAccess/F)*	**3,061**	2,990	3,020
IIJ Economy + IIJ DSL/F	**325**	348	333

Table 3. Contracted Bandwidth (Unit: Gbps)

	4Q01	3Q01	4Q00
Dedicated Access Services	**9.4**	7.7	3.5
Internet Data Center Connectivity Service	**2.0**	0.7	n/a
Total Contracted Bandwidth	**11.4**	8.4	3.5

Cost and expenses

Cost of total revenues increased 24.3% from 4Q00 to JPY11,924 million in 4Q01, and by 21.9% from 3Q01.

International backbone costs decreased 68.6% from 4Q00 to JPY443 million in 4Q01, and by 17.4% from 3Q01. These decreases reflect IIJ's continuous efforts to reduce costs of Japan-US backbone lines. The monthly unit backbone cost declined by approximately 81% year-over-year, and by approximately 35% quarter-over-quarter.

Domestic backbone costs increased 17.1% from 4Q00 to JPY836 million in 4Q01, and increased 8.2% from 3Q01. These increases were mainly due to rising domestic backbone capacity, along with a usage increase in IIJ Internet data center connectivity services.

Table 4. Backbone Costs (JPY in millions)

	4Q01	3Q01	4Q00
International Backbone Costs	**443**	536	1,409
Domestic Backbone Costs	**836**	772	714

Sales and marketing expenses decreased 12.4% from 4Q00 to JPY 665 million in 4Q01, and were down 9.4% from 3Q01. This decrease in sequential comparison was due to declining advertising costs and bad debt expense.

General and administrative expenses increased 30.2% from 4Q00 to JPY 480 million in 4Q01, and were down 2.6% from 3Q01. This decrease in sequential comparison was a result of declining recruiting costs.

As a result of the strong revenue growth in the systems integration business and the continuous reduction in international backbone costs, operating income increased to JPY186 million in 4Q01, compared to a loss of JPY394 million in 4Q00, and to income of JPY151 million in 3Q01. The operating income ratio against revenues for 4Q01 was 1.5%, compared to (-)4.3% in 4Q00, and to 1.5% in 3Q01.

Other income (expenses)

Other expenses for 4Q01 were JPY338 million, compared to other income of JPY127 million in 4Q00, and to other expenses of JPY114 million in 3Q01. IIJ recorded a foreign exchange gain of JPY31 million in 4Q01, compared to a gain of JPY 412 million in 4Q00, and to a gain of JPY 379 million in 3Q01. In 4Q01, IIJ incurred a JPY105 million impairment loss on non-marketable securities, and net interest expense of JPY123 million.

Income tax benefit

Income tax benefit for 4Q01 was JPY140 million as a result of a decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of unrealized gains in the quarter on certain available-for-sale securities. This compared to JPY96 million in 4Q00 and JPY154 million in 3Q01.

Equity in net loss of affiliated companies

Equity in the net loss of affiliated companies increased to JPY1,647 million in 4Q01, compared to JPY1,179 million in 4Q00, and JPY1,218 million in 3Q01, mainly resulting from the equity loss in Crosswave.

Net loss

Net loss was JPY1,667 million in 4Q01, compared to JPY 1,353 million in 4Q00 and JPY 1,030 million in 3Q01. Basic net loss per ADS equivalent was (-) 37.07 in 4Q01, compared to (-) JPY30.09 in 4Q00 and (-) JPY22.91 in 3Q01.

Table 5. Other Financial Statistics (JPY in millions)

	4Q01	3Q01	4Q00
EBITDA	**968**	904	295
CAPEX, including capitalized leases	**913**	804	1,115
Depreciation and amortization(4)	**812**	783	714

(4) Depreciation and amortization includes amortization of issuance cost of convertible notes.

Company Information

Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive Internet solution providers primarily targeting high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total solutions ranging from new generation network services over optical-fiber infrastructure optimized for data communications to construction of Asia-wide IP backbone networks, high-quality Internet access, security system services, hosting/housing, content design and systems integration.

Statements made in this press release that state IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the success of IIJ's investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred from time to time in IIJ's filings with the United States Securities and Exchange Commission.

Tables to follow

Appendix 1

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended Mar 31, 2002, Mar 31, 2001 and Dec 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

	Year-over-year Comparison						Sequential Comparison		
	Mar 31, 2002			Mar 31, 2001			Dec 31, 2001		
	USD (1)	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %	JPY	% of Total Revenues	QOQ Chg %
Revenues:									
Connectivity and value-added services:									
Dedicated access services	25,513	3,385,542	28.0%	3,353,198	36.5%	1.0%	3,338,370	33.6%	1.4%
Dial-up access services	6,362	844,279	7.0	1,033,029	11.2	(18.3)	883,698	8.9	(4.5)
Value-added services:									
Internet datacenter services	4,721	626,436	5.2	431,640	4.7	45.1	586,816	5.9	6.8
Other value-added services	3,423	454,300	3.7	267,749	2.9	69.7	426,895	4.3	6.4
Total value-added services	8,144	1,080,736	8.9	699,389	7.6	54.5	1,013,711	10.2	6.6
Other	4,018	533,191	4.4	260,885	2.8	104.4	379,188	3.8	40.6
Total connectivity and value-added services	44,037	5,843,748	48.3	5,346,501	58.1	9.3	5,614,967	56.5	4.1
Systems integration revenues	40,181	5,331,986	44.0	3,124,909	34.0	70.6	3,391,122	34.2	57.2
Equipment sales	7,039	934,040	7.7	728,165	7.9	28.3	927,545	9.3	0.7
Total revenues	91,257	12,109,774	100.0	9,199,575	100.0	31.6	9,933,634	100.0	21.9
Costs and expenses:									
Cost of connectivity and value-added services	38,510	5,110,291	42.2	5,073,952	55.1	0.7	4,774,788	48.1	7.0
Cost of systems integration revenues	35,677	4,734,363	39.1	2,609,855	28.4	81.4	2,865,601	28.8	65.2
Cost of equipment sales	6,521	865,354	7.1	714,916	7.8	21.0	832,972	8.4	3.9
Total costs	80,708	10,710,008	88.4	8,398,723	91.3	27.5	8,473,361	85.3	26.4
Sales and marketing	5,013	665,204	5.5	759,660	8.3	(12.4)	734,623	7.4	(9.4)
General and administrative	3,620	480,376	4.0	369,039	4.0	30.2	493,327	5.0	(2.6)
Research and development	513	68,090	0.6	66,205	0.7	2.8	80,946	0.8	(15.9)
Total costs and expenses	89,854	11,923,678	98.5	9,593,627	104.3	24.3	9,782,257	98.5	21.9
Operating income (loss)	1,403	186,096	1.5	(394,052)	(4.3)	(147.2)	151,377	1.5	22.9
Other income (expenses)	(2,545)	(337,694)	(2.8)	126,677	1.4	(366.6)	(113,705)	(1.1)	197.0
Income (Loss) before income tax benefit	(1,142)	(151,598)	(1.3)	(267,375)	(2.9)	(43.3)	37,672	0.4	(502.4)
Income tax benefit	(1,058)	(140,381)	(1.2)	(96,070)	(1.0)	46.1	(154,239)	(1.5)	(9.0)
Minority interests in consolidated subsidiaries	(67)	(8,849)	(0.1)	(2,550)	0.0	247.0	(3,985)	0.0	122.1
Equity in net loss of affiliated companies	(12,409)	(1,646,603)	(13.6)	(1,179,050)	(12.8)	39.7	(1,217,755)	(12.3)	35.2
Net loss	(12,560)	(1,666,669)	(13.8%)	(1,352,905)	(14.7%)	23.2%	(1,029,829)	(10.4%)	61.8%
Basic Net Loss Per Share		(74,140)		(60,183)			(45,811)		
Basic Net Loss Per ADS Equivalent		(37.07)		(30.09)			(22.91)		
Weighted Average Number of Shares		22,480		22,480			22,480		
Weighted Average Number of ADS Equivalents		44,960,000		44,960,000			44,960,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

Appendix 2

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended Mar 31, 2002 and Mar 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) *(1)*

Year-over-year Comparison

	Mar 31, 2002			Mar 31, 2001		
	USD *(1)*	JPY	% of Total Revenues	JPY	% of Total Revenues	YoY Chg %
Revenues:						
Connectivity and value-added services:						
Dedicated access services	102,049	13,541,980	33.9%	12,779,284	40.1%	6.0%
Dial-up access services	27,461	3,644,091	9.1	4,422,884	13.9	(17.6)
Value-added services:						
Internet datacenter services	16,650	2,209,412	5.5	1,236,524	3.9	78.7
Other value-added services	12,447	1,651,741	4.2	898,996	2.8	83.7
Total value-added services	29,097	3,861,153	9.7	2,135,520	6.7	80.8
Other	12,570	1,667,986	4.2	591,819	1.8	181.8
Total connectivity and value-added services	171,177	22,715,210	56.9	19,929,507	62.5	14.0
Systems integration revenues	108,179	14,355,325	36.0	10,555,675	33.1	36.0
Equipment sales	21,357	2,834,078	7.1	1,390,407	4.4	103.8
Total revenues	300,713	39,904,613	100.0	31,875,589	100.0	25.2
Costs and expenses:						
Cost of connectivity and value-added services	149,204	19,799,402	49.6	18,983,305	59.6	4.3
Cost of systems integration revenues	92,797	12,314,158	30.9	9,117,410	28.6	35.1
Cost of other equipment sales	19,142	2,540,089	6.4	1,288,530	4.0	97.1
Total costs	261,143	34,653,649	86.9	29,389,245	92.2	17.9
Sales and marketing	22,897	3,038,412	7.6	3,251,900	10.2	(6.6)
General and administrative	13,862	1,839,525	4.6	1,617,984	5.1	13.7
Research and development	2,407	319,370	0.8	286,850	0.9	11.3
Total costs and expenses	300,309	39,850,956	99.9	34,545,979	108.4	15.4
Operating income (loss)	404	53,657	0.1	(2,670,390)	(8.4)	(102.0)
Other income (expenses)	(7,107)	(943,142)	(2.3)	899,320	2.8	(204.9)
Loss before income tax expense (benefit)	(6,703)	(889,485)	(2.2)	(1,771,070)	(5.6)	(49.8)
Income tax expense (benefit)	8,282	1,099,035	2.8	(925,678)	(2.9)	(218.7)
Minority interests in consolidated subsidiaries	184	24,467	0.1	159,850	0.5	(84.7)
Equity in net loss of affiliated companies	(41,312)	(5,482,082)	(13.8)	(4,014,680)	(12.6)	36.6
Net loss	(56,113)	(7,446,135)	(18.7%)	(4,700,222)	(14.8%)	58.4%
Basic Net Loss Per Share		(331,234)		(209,085)		
Basic Net Loss Per ADS Equivalent		(165.62)		(104.54)		
Weighted Average Number of Shares		22,480		22,480		
Weighted Average Number of ADS Equivalents		44,960,000		44,960,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

INTERNET INITIATIVE JAPAN INC. Appendix 3

CONSOLIDATED BALANCE SHEETS

As of Mar 31, 2002, Mar 31, 2001 and Dec 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

	Mar 31, 2002			Mar 31, 2001		Dec 31, 2001	
	USD (1)	JPY	%	JPY	%	JPY	%
ASSETS							
Current Assets:							
Cash	83,240	11,045,919	24.4%	13,570,707	26.8%	11,166,077	25.9%
Short-term investments	0	0	0.0	0	0.0	0	0.0
Accounts receivable, net	67,686	8,981,912	19.9	5,417,456	10.7	5,830,688	13.5
Inventories	4,675	620,409	1.4	245,520	0.5	228,063	0.5
Prepaid expenses	3,142	416,945	0.9	253,648	0.5	806,515	1.9
Other current assets	1,084	143,798	0.3	347,600	0.7	425,411	1.0
Total current assets	159,827	21,208,983	46.9	19,834,931	39.2	18,456,754	42.8
Investments in and Advances to Affiliated Companies	66,722	8,854,028	19.6	13,895,654	27.4	10,386,964	24.1
Other Investments	40,739	5,406,065	11.9	8,455,840	16.7	4,814,114	11.1
Property and Equipment, net	58,443	7,755,426	17.1	6,927,575	13.7	7,609,238	17.6
Guarantee Deposits	9,541	1,266,055	2.8	837,115	1.6	1,263,819	2.9
Other Assets	5,819	772,226	1.7	689,687	1.4	638,652	1.5
Total assets	341,091	45,262,783	100.0%	50,640,802	100.0%	43,169,541	100.0%
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current Liabilities:							
Short-term borrowings	28,789	3,820,232	8.4%	5,620,000	11.1%	3,700,214	8.6%
Accounts payable	53,395	7,085,579	15.7	4,313,811	8.5	3,428,098	7.9
Accrued expenses	1,866	247,606	0.5	211,302	0.4	292,996	0.7
Other current liabilities	3,819	506,797	1.1	455,212	0.9	696,682	1.6
Long-term borrowings-current portion	10,550	1,400,000	3.1	0	0.0	1,200,000	2.8
Capital lease obligations-current portion	14,874	1,973,769	4.4	1,644,354	3.3	1,928,505	4.5
Total current liabilities	113,293	15,033,983	33.2	12,244,679	24.2	11,246,495	26.1
Long-term Borrowings	25,622	3,400,000	7.5	2,800,000	5.5	3,600,000	8.3
Convertible Notes	113,037	15,000,000	33.2	15,000,000	29.6	15,000,000	34.7
Capital Lease Obligations-Noncurrent	21,564	2,861,556	6.3	2,679,224	5.3	2,969,253	6.9
Accrued Retirement and Pension Costs	760	100,841	0.2	124,640	0.2	126,085	0.3
Other Noncurrent Liabilities	816	108,376	0.2	188,413	0.4	34,238	0.1
Total liabilities	275,092	36,504,756	80.6	33,036,956	65.2	32,976,071	76.4
Minority Interest	7,783	1,032,746	2.3	676,096	1.3	1,023,897	2.4
Shareholders' Equity:							
Common stock	53,371	7,082,336	15.7	7,082,336	14.0	7,082,336	16.4
Additional paid-in capital	128,623	17,068,353	37.7	17,068,353	33.7	17,068,353	39.5
Accumulated deficit	(137,215)	(18,208,469)	(40.2)	(10,762,334)	(21.2)	(16,541,800)	(38.3)
Accumulated other comprehensive income	13,437	1,783,061	3.9	3,539,395	7.0	1,560,684	3.6
Total shareholders' equity	58,216	7,725,281	17.1	16,927,750	33.5	9,169,573	21.2
Total liabilities and shareholders' equity	341,091	45,262,783	100.0%	50,640,802	100.0%	43,169,541	100.0%

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

INTERNET INITIATIVE JAPAN INC.

Appendix 4

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended Mar 31, 2002, Mar 31, 2001 and Dec 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Mar 31, 2002		Mar 31, 2001	Dec 31, 2001
	USD *(1)*	JPY	JPY	JPY
Operating Activities:				
Net loss	(12,560)	(1,666,669)	(1,352,905)	(1,029,829)
Depreciation and amortization	6,116	811,652	714,130	783,194
Equity in net loss of affiliated companies	12,409	1,646,603	1,179,050	1,217,755
Minority interests in consolidated subsidiaries	67	8,849	2,550	3,985
Foreign exchange losses (gains)	30	3,990	(411,981)	(379,315)
Write down of other investment	789	104,700	398,226	299,428
Decrease (increase) in accounts receivable	(23,993)	(3,183,806)	(1,449,025)	175,291
Increase (decrease) in accounts payable	27,855	3,696,329	(2,027,616)	(1,103,244)
Decrease (increase) in inventories	(3,006)	(398,876)	(75,756)	784,340
Deferred income tax	(1,097)	(145,560)	(113,444)	(159,611)
Other	1,619	214,793	291,165	(8,113)
Net cash provided by (used in) operating activities	8,229	1,092,005	(2,845,606)	583,881
Investing Activities:				
Purchase of property and equipment	(3,780)	(501,667)	(501,808)	(162,852)
Investments in and advances to affiliated companies	(182)	(24,123)	-	(17,497)
Purchase of other investments	(2,638)	(350,000)	(478,500)	-
Proceeds from redemption of short-term investments	-	-	3,136,244	-
(Payment) refund of guarantee deposits-net	(15)	(2,007)	(10,145)	(373,471)
Other	168	22,299	(107,347)	(7,718)
Net cash provided by (used in) investing activities	(6,447)	(855,498)	2,038,444	(561,538)
Financing Activities:				
Proceeds from long-term borrowings	-	-	400,000	-
Repayments of long-term borrowings	-	-	(90,000)	-
Principal payments under capital leases	(4,038)	(535,906)	(500,144)	(530,423)
Net increase (decrease) in short-term borrowings	904	120,018	(489,436)	(70,231)
Net cash used in financing activities	(3,134)	(415,888)	(679,580)	(600,654)
Effect of Exchange Rate Changes on Cash	447	59,223	454,633	332,421
Net Decrease in Cash	(905)	(120,158)	(1,032,109)	(245,890)
Cash, Beginning of Period	84,145	11,166,077	14,602,816	11,411,967
Cash, End of Period	83,240	11,045,919	13,570,707	11,166,077

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

IIJ